UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 28, 2025

PLUMAS BANCORP
(Exact name of registrant as specified in its charter)

California	000-49883	75-2987096
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5525 Kietzke Lane, Suite 100 Reno, NV	89511
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (775) 756-0907

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	PLBC	NASDAQ Capital Market

Item 1.01	Entry into a Material Definitive Agreement

On January 28, 2025, Plumas Bancorp (the “Company” or “Plumas”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Cornerstone Community Bancorp (“Cornerstone”), pursuant to which Cornerstone will merge with and into the Company, with the Company as the surviving corporation (the “Merger”). The Merger Agreement contemplates that immediately after the Merger, Cornerstone’s wholly-owned subsidiary, Cornerstone Community Bank, a California state-chartered bank (“Cornerstone Bank”), will merge with and into Plumas Bank, a California state-chartered bank and wholly-owned subsidiary of the Company (“Plumas Bank”), with Plumas Bank as the surviving bank (the “Bank Merger”).

Merger Consideration

At the effective time of the Merger (the “Effective Time”), each outstanding share of Cornerstone common stock, excluding certain specified shares, will be converted into the right to receive 0.6608 shares of Plumas common stock (the “Exchange Ratio”), plus up to $9.75 in cash consideration, as may be reduced in accordance with the terms of the Merger Agreement (the “Cash Consideration”) If Cornerstone’s Adjusted Tangible Common Equity (as determined in accordance with the Merger Agreement) as of the month end prior to the Effective Time, as adjusted to reflect certain merger-related costs, is less than $42,586,066, then the Cash Consideration will be reduced by such difference on a pro rata basis based on the number of shares of Cornerstone common stock outstanding immediately prior to the Effective Time. In addition, if Cornerstone’s merger-related costs (as determined in accordance with the Merger Agreement and giving credit for any recoveries on a specific Cornerstone Bank loan) exceed $7,000,000, then the Cash Consideration will be reduced by such excess on a pro rata basis based on the number of shares of Cornerstone common stock outstanding immediately prior to the Effective Time.

Treatment of Cornerstone Stock Options

At the Effective Time, each outstanding option to purchase shares of Cornerstone common stock held by an employee of Cornerstone that will continue employment with the Company following the Effective Time or the member of the Cornerstone Board of Directors appointed to the Company’s Board of Directors pursuant to the Merger Agreement will become fully vested, will be assumed by the Company and will be converted into an option to purchase a number of shares of Plumas common stock equal to the product of (a) the total number of shares of Cornerstone common stock subject to such Cornerstone stock option immediately multiplied by (b) the Option Exchange Ratio, and the exercise price of each such option shall be equal to the exercise price of the Cornerstone option immediately prior to the Effective Time divided by the Option Exchange Ratio. “Option Exchange Ratio” means the ratio of (a) the sum of (i) the Exchange Ratio multiplied by the closing sales price of a share of Plumas common stock on the NASDAQ Stock Market on the last trading day immediately preceding the closing date of the Merger Agreement, plus (ii) the Cash Consideration, divided by (b) the closing sales price of a share of Plumas common stock on the NASDAQ Stock Market on the last trading day immediately preceding the date of the Effective Time.

At the Effective Time, each outstanding option to purchase shares of Cornerstone common stock that is not assumed by the Company will be cancelled and converted into the right to receive a cash payment equal to the product of the (i) the total number of shares of Cornerstone common stock subject to such option to purchase Cornerstone common stock and (ii) the excess, if any, of (a) the Equity Award Cashout Price over (b) the exercise price per share of Cornerstone common stock under such option. “Equity Award Cashout Price” means an amount equal to the sum of (x) the product of (a) the average closing price per share of Plumas common stock, as reported on the NASDAQ Stock Market, for the 20 trading days ending on and including the second trading day prior to the Effective Time multiplied by (b) the Exchange Ratio, plus (y) the Cash Consideration.

Board Representation

The Merger Agreement provides that the Company will appoint to the Boards of Directors of the Company and Plumas Bank, as of the Effective Time, one individual serving as a director of Cornerstone on the date of the Merger Agreement, who shall be mutually agreeable to the Company and Cornerstone, and who shall qualify as an “independent” director of the Company under applicable NASDAQ rules.

Termination

The Merger Agreement contains certain termination rights for both the Company and Cornerstone, including if (i) the Merger is not consummated by November 1, 2025, subject to a 65-day extension if the consummation is delayed due to the need to receive then-pending regulatory approvals, (ii) the required regulatory approvals are not obtained, (iii) the approval of Cornerstone’s is not obtained, or (iv) there has been a breach by the other party that is not cured such that the applicable closing conditions are not satisfied.

The Merger Agreement provides certain additional termination rights related to competing acquisition proposal for Cornerstone and further provides that a termination fee of $2,528,000 will be payable by Cornerstone in the event of a termination of the Merger Agreement under certain circumstances.

Other Terms; Closing Conditions

The Merger Agreement contains various customary representations, warranties and covenants by the Company and Cornerstone. Cornerstone has agreed to conduct its business in the ordinary course and forbear from taking certain actions while the transaction is pending. Consummation of the transactions contemplated by the Merger Agreement is subject to customary conditions, including, among others, approval by the Cornerstone shareholders and receipt of required regulatory approvals.

The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Shareholder Agreements

Simultaneously with the execution of the Merger Agreement, certain shareholders of Cornerstone entered into a Shareholder Agreement (the “Shareholder Agreement”), pursuant to which each has agreed, among other things, to vote his or her shares of Cornerstone common stock in favor of the Merger Agreement and the transactions contemplated thereby.

The foregoing summary of the Merger Agreement or the Shareholder Agreement do not purport to be complete and is qualified in its entirety by the text of the Merger Agreement, attached hereto as Exhibit 2.1, and Exhibit A to the Merger Agreement, respectively, and are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

On January 29, 2025, the Company and Cornerstone issued a joint press release announcing the execution of the Merger Agreement.  A copy of the press release is attached to this report as Exhibit 99.1 and is incorporated herein by reference. In addition, the Company has prepared an investor presentation regarding the transactions contemplated by the Merger Agreement, which it expects to use in connection with presentations to analysts and investors.  The presentation is attached to this report as Exhibit 99.2 and is incorporated herein by reference.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 is furnished and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor will it be deemed incorporated by reference in any filing under the Securities Act, except as may be expressly set forth by specific reference in such document or filing.

Forward-Looking Statements

This Current Report on Form 8-K, including its exhibits, may contain forward-looking statements regarding the Company, Plumas Bank, Cornerstone, Cornerstone Bank, and the proposed Merger, including but not limited to certain plans, expectations, projections and statements about the benefits of the proposed Merger, the timing of completion of the Merger, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

Factors that could cause or contribute to results differing from those in or implied in the forward-looking statements include but are not limited to the occurrence of any event, change or other circumstances that could give rise to the right of the Company or Cornerstone to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against the Company or Cornerstone; delays in completing the Merger; the failure to obtain necessary regulatory approvals (and the risk that such approvals impose conditions that could adversely affect the combined company or the expected benefits of the Merger); the failure of Cornerstone to obtain its requisite shareholder approval or of the Company or Cornerstone to satisfy any of the other conditions to the Merger on a timely basis or at all; the ability to complete the Merger and integration of the Company and Cornerstone successfully; costs being greater than anticipated; cost savings being less than anticipated; changes in economic conditions; the risk that the Merger disrupts the business of the Company, Cornerstone or both; difficulties in retaining senior management, employees or customers; and other factors that may affect the future results of the Company or Cornerstone.  Further information on the Company’s risk factors is contained in the Company’s filings with the Securities and Exchange Commission, including the Form 10-K for the year ended December 31, 2023. Any forward-looking statement made by the Company in this report or the exhibits attached to this report speaks only as of the date on which it is made.

The Company, Plumas Bank, Cornerstone and Cornerstone Bank undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Additional Information about the Merger and Where to Find It

Investors and security holders are urged to carefully review and consider each of the Company’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to its Annual Reports on Form 10-K, its Proxy Statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s website at www.plumasbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them in writing to Plumas Bancorp, 5525 Kietzke Lane, Suite 100, Reno, Nevada 89511, Attention: Shareholder Relations, or by telephone at (775) 786-0907.

The Company intends to file a registration statement on Form S-4 with the SEC which will include a proxy statement/prospectus that will be distributed to the shareholders of Cornerstone in connection with their vote on the Merger Agreement. Before making any voting or investment decision, investors and security holders of Cornerstone are urged to carefully read the entire proxy statement/prospectus when it becomes available, as well as any amendments or supplements, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain the proxy statement/prospectus free of charge from the SEC’s website, from the Company’s website or by requested them from the Company by mail as described in the paragraph above. The proxy statement/prospectus and other relevant materials (when they become available) may be obtained by Cornerstone shareholders free of charge by contacting Matt Moseley, the President and CEO of Cornerstone, at 192 Hartnell Avenue Redding, California 96002 or (530) 222-1460.

Participants in the Solicitation

The Company and certain of its directors and executive officers, and Cornerstone and certain of their respective directors, executive officers and certain other members of management and employees, may be deemed participants in the solicitation of proxies in favor of approving the Merger Agreement. Information regarding Plumas’s directors and executive officers is available in Plumas’s definitive proxy statement for its 2024 annual meeting of shareholders filed with the SEC on April 4, 2024, which is available free of charge from Plumas upon request as described above. Other information regarding Cornerstone directors and executive officers, and other participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the above section.

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization dated as of January 28, 2025, by and between Plumas Bancorp and Cornerstone Community Bancorp
99.1	Joint Press Release, dated January 29, 2025
99.2	Investor Presentation, dated January 29, 2025
104	Cover Page Interactive Data File

*  Certain schedules and similar attachments omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLUMAS BANCORP

Dated: January 29, 2025	By:	/s/ Richard L. Belstock
Name: Richard L. Belstock
Title: Chief Financial Officer